

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

September 15, 2010

Mr. Steven J. Ford
Vice President and Chief Financial Officer
Carlisle Companies Incorporated
13925 Ballantyne Corporate Place, Suite 400
Charlotte, NC 28277

> **RE:** **Carlisle Companies Incorporated**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Forms 10-Q for the Fiscal Quarters ended March 31, 2010 and June 30, 2010**
> **Schedule 14A filed on March 18, 2010**
> **File No. 1-9278**

Dear Mr. Ford:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Rufus Decker
Accounting Branch Chief